UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934
For the month of July, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:
IONA REPORTS SECOND QUARTER RESULTS
Highlights
Looking Forward
Conference Call
About IONA
IONA Technologies PLC Condensed Consolidated Statements of Operations (U.S. dollars in thousands, except per share data)
IONA Technologies PLC Unaudited Non-GAAP Statements of Operations Impact of Non-GAAP Adjustments on GAAP Net (Loss) Income (U.S. dollars in thousands, except per share data)
IONA Technologies PLC
SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton	Tara Humphreys
Investor Relations	U.S. Communications	Europe Communications
(781) 902-8033	(781) 902-8139	(353) 1-637-2146
ir@iona.com	robert.morton@iona.com	tara.humphreys@iona.com
IONA REPORTS SECOND QUARTER RESULTS
Artix Sales Accelerating, Revenue up 128%
DUBLIN, Ireland & WALTHAM, Mass. — July 20, 2006 — IONA® Technologies (NASDAQ: IONA), a world leader in high-performance integration solutions for mission-critical IT environments, today announced second quarter revenue of $17.7 million.
On a U.S. generally accepted accounting principles (GAAP) basis, for the second quarter IONA reported a net loss of $0.2 million, or ($0.01) per share. Net loss for the quarter includes stock-based compensation expense of $1.2 million due to the implementation of SFAS 123R. Net income on a GAAP basis prior to fiscal 2006 did not include employee stock-based compensation expense related to SFAS 123R.
Net income and earnings per share, excluding $1.2 million of SFAS 123R stock-based compensation expense, in the second quarter of fiscal 2006 was $1.0 million, or $0.03 per share, compared with a net loss of $2.3 million or $0.07 per share for the second fiscal quarter of 2005. A complete reconciliation between net income (loss) on a GAAP basis and net income (loss) on a non-GAAP basis is provided in the accompanying financial tables.
“The consistent execution of IONA’s strategy resulted in another solid quarter marked by steady progress in all aspects of our business,” said Peter Zotto, CEO, IONA Technologies. “We remain focused on serving the needs of our global 2000 customers who seek Service Oriented Architecture (SOA) infrastructure software to help achieve greater ROI as they modernize their IT environments and reduce total operating costs. The value we deliver to our customers is generating robust growth in our Artix™ business and solid results in our CORBA® business.”
“We are very pleased to see that our operating execution is generating corresponding positive financial metrics,” commented Bob McBride, CFO, IONA Technologies. “For the first time in five years, IONA achieved sequential second quarter revenue growth. For four straight quarters we have achieved year on year product revenue growth and positive operating margin, excluding stock-based compensation expense. Second quarter DSO of 50 days drove us to again be cash flow positive in the quarter, and sales productivity has shown significant improvement in the first half of this year compared to the first half of 2005. Clearly, we believe our financial fundamentals are in good order and we are increasingly well positioned to continue executing our strategic plan going forward.”
Mr. Zotto continued, “Our unique approach to SOA, our active participation in driving industry standards and our commitment to offering customers flexible solutions for incremental SOA adoption, continues to gain broad industry recognition. Forrester Research recently identified IONA as an Enterprise Service Bus ‘Leader’ and we continue to forge new global partnerships and important strategic industry relationships. Leading systems integrator Wipro selected Artix as powerful SOA enablement software that can help their customers achieve business agility. Our commitment to open standards and the open source development model has led to collaboration with leading organizations such as JPMorgan Chase, Cisco and Red Hat, among others, to create a new specification called the Advanced Message Queuing Protocol (AMQP) for developing open, standards-based messaging infrastructure.”
Highlights
•	Quarterly revenue growth of 27% year-over-year

•	Artix revenue growth of 128% year-over-year

•	Quarter ending $55 million balance in cash, restricted cash and marketable securities

•	Named an ESB “Leader” by Forrester Research, with Artix cited as particularly suited to complex, high-end, heterogeneous computing environments (see press release date July 11, 2006)

•	Joined with industry—leading companies including JPMorgan Chase, Cisco, Red Hat, and others to introduce AMQP, a new messaging protocol based on open standards (see press release dated June 20, 2006)

•	Released version 4.0 of Artix with an extensive set of enhancements designed to improve customers’ ability to incrementally adopt a distributed, standards-based SOA (see press release dated April 3, 2006)

•	Demonstrated successful interoperability between Microsoft’s Windows Communication Foundation (WCF) and Artix 4.0 using Web services standards (see press release dated April 24, 2006)

•	Signed partnership agreement with systems integrator Wipro to deliver Artix-based Service Oriented Architecture deployments (see press release dated May 11, 2006)

•	Delivered version 1.0 of the Celtix open source ESB project (see press release dated May 8, 2006)

•	Appointed Bruce J. Ryan to IONA’s Board of Directors; subsequently elected Chairman of the Audit Committee (see press release dated June 2, 2006)
Looking Forward
IONA expects total revenue for the third quarter of 2006 to be in the range of $17.5 — $18.5 million. The company expects total expenses for the third quarter 2006, including cost of revenue, operating expenses, and the cost of stock-based compensation to be in the range of $18.3 — $18.8 million. SFAS 123R stock-based compensation expense in the third quarter is expected to be approximately $1.3 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s second quarter results. Investors and other interested parties may dial into the call using the toll free number (800) 619-7628 or (630) 395-0180 internationally. The conference call will also be available via Web cast at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (866) 433-1146 or (203) 369-0991 internationally until August 18, 2006.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. IONA’s sponsorship of the ObjectWeb Celtix open source ESB is a natural extension of the company’s history of solving integration problems by leveraging open standards and distributed architectures.

IONA is headquartered in Dublin, Ireland, with U.S. subsidiary headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding future financial performance, profitability, future operating performance, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost management efforts; growth in market demand for service oriented architectures, and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so. In this press release we have also disclosed various non-GAAP financial measures as defined by SEC Regulation G, including net income, earnings per share on a diluted basis, operating income and operating margin. The most directly comparable GAAP financial measures can be found above and in the financial tables at the end of this press release, and a reconciliation of the differences between the GAAP financial measures and the non-GAAP financial measures can be found at the end of this press release.
IONA, IONA Technologies, and the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	(Unaudited)		(Unaudited)
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenue:
Product revenue	$8,819	$5,664	$17,024	$13,352
Service revenue	8,903	8,304	17,702	16,934

Total revenue	17,722	13,968	34,726	30,286

Cost of revenue:
Cost of product revenue	85	75	155	171
Cost of service revenue	3,306	2,909	6,661	5,824

Total cost of revenue	3,391	2,984	6,816	5,995

Gross profit	14,331	10,984	27,910	24,291

Operating expense:
Research and development	4,171	3,975	8,298	7,983
Sales and marketing	7,541	7,373	15,119	14,533
General and administrative	2,965	2,175	5,493	4,226
Amortization of other non-current assets	0	0	0	94
Restructuring	0	0	0	(97)

Total operating expenses	14,677	13,523	28,910	26,739

Loss from operations	(346)	(2,539)	(1,000)	(2,448)

Interest income, net	459	223	827	391
Net exchange (loss) gain	(35)	163	(149)	171

Income (loss) before provision for income taxes	78	(2,153)	(322)	(1,886)
Provision for income taxes	310	195	531	355

Net loss	($232)	($2,348)	($853)	($2,241)

Net (loss) income per ordinary share and per ADS
Basic	($0.01)	($0.07)	($0.02)	($0.06)
Diluted	($0.01)	($0.07)	($0.02)	($0.06)
Non-GAAP basic	$0.03	($0.07)	$0.05	($0.06)
Non-GAAP diluted	$0.03	($0.07)	$0.05	($0.06)

Shares used in computing net (loss) income per ordinary share and per ADS (in thousands)
Basic	35,563	35,060	35,499	34,999
Diluted	35,563	35,060	35,499	34,999
Non-GAAP basic	35,563	35,060	35,499	34,999
Non-GAAP diluted	36,934	35,060	36,638	34,999

IONA Technologies PLC
Unaudited Non-GAAP Statements of Operations
Impact of Non-GAAP Adjustments on GAAP Net (Loss) Income
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	June 30, 2006			June 30, 2005
	(Unaudited)			(Unaudited)
	As Reported	Adjusts (1)	Non-GAAP	As Reported	Adjusts	Non-GAAP

Revenue	$17,722	$0	$17,722	$13,968	$0	$13,968

Cost of revenue	3,391	(150)	3,241	2,984	0	2,984

Gross profit	14,331	150	14,481	10,984	0	10,984

Research and development	4,171	(367)	3,804	3,975	0	3,975
Sales and marketing	7,541	(310)	7,231	7,373	0	7,373
General and administrative	2,965	(418)	2,547	2,175	0	2,175

Total operating expenses	14,677	(1,095)	13,582	13,523	0	13,523

(Loss) income from operations	(346)	1,245	899	(2,539)	0	(2,539)

Income (loss) before provision for income taxes	78	1,245	1,323	(2,153)	0	(2,153)

Provision for income taxes	310	0	310	195	0	195

Net (loss) income	($232)	$1,245	$1,013	($2,348)	$0	($2,348)

Net (loss) income per ordinary share and per ADS
Basic	($0.01)	$0.04	$0.03	($0.07)	$0.00	($0.07)
Diluted	($0.01)	$0.04	$0.03	($0.07)	$0.00	($0.07)

Shares used in computing net (loss) income per ordinary share and per ADS (in thousands)
Basic	35,563		35,563	35,060		35,060
Diluted	35,563		36,934	35,060		35,060

	Six Months Ended			Six Months Ended
	June 30, 2006			June 30, 2005
	(Unaudited)			(Unaudited)
	As Reported	Adjusts (1)	Non-GAAP	As Reported	Adjusts	Non-GAAP

Revenue	$34,726	$0	$34,726	$30,286	$0	$30,286

Cost of revenue	6,816	(325)	6,491	5,995	0	5,995

Gross profit	27,910	325	28,235	24,291	0	24,291

Research and development	8,298	(804)	7,494	7,983	0	7,983
Sales and marketing	15,119	(666)	14,453	14,533	0	14,533
General and administrative	5,493	(889)	4,604	4,226	0	4,226
Amortization of other non-current assets	0	0	0	94	0	94
Restructuring	0	0	0	(97)	0	(97)

Total operating expenses	28,910	(2,359)	26,551	26,739	0	26,739

(Loss) income from operations	(1,000)	2,684	1,684	(2,448)	0	(2,448)

(Loss) income before provision for income taxes	(322)	2,684	2,362	(1,886)	0	(1,886)

Provision for income taxes	531	0	531	355	0	355

Net (loss) income	($853)	$2,684	$1,831	($2,241)	$0	($2,241)

Net (loss) income per ordinary share and per ADS
Basic	($0.02)	$0.07	$0.05	($0.06)	$0.00	($0.06)
Diluted	($0.02)	$0.07	$0.05	($0.06)	$0.00	($0.06)

Shares used in computing net (loss) income per ordinary share and per ADS (in thousands)
Basic	35,499		35,499	34,999		34,999
Diluted	35,499		36,638	34,999		34,999

(1)	Adjusted to exclude: stock-based compensation of $1,245,000 for the three months ended June 30, 2006 and $2,684,000 for the six months ended June 30, 2006.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2006 (Unaudited)	2005 (1)

ASSETS
Current assets:
Cash and cash equivalents	$25,337	$27,936
Restricted cash	495	495
Marketable securities	29,142	23,685
Accounts receivable, net of allowance for doubtful accounts of $549 at June 30, 2006 and $740 at December 31, 2005	9,787	17,949
Prepaid expenses	2,469	2,033
Other assets	495	921

Total current assets	67,725	73,019

Property and equipment, net	3,384	3,893
Other non-current assets, net	196	191

Total assets	$71,305	$77,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,517	$2,406
Accrued payroll and related expenses	4,442	5,385
Other accrued liabilities	10,056	10,226
Deferred revenue	16,693	22,708

Total current liabilities	32,708	40,725

Other non-current liabilities	996	1,137

Shareholders’ equity:

Ordinary shares	98	98
Additional paid-in capital	499,184	495,957
Accumulated deficit	(461,667)	(460,814)
Accumulated other comprehensive loss	(14)	0

Total shareholders’ equity	37,601	35,241

Total liabilities and shareholders’ equity	$71,305	$77,103

(1)	The December balance sheet information has been derived from the December 31, 2005 audited consolidated financial statements.
###

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 20, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer